Mail Stop 3720

March 2, 2007

Via U.S. Mail and Fax
Denis Lau
Chief Financial Officer
Asia Satellite Telecommunications Holdings Ltd.
17th Floor, The Lee Gardens
33 Hysan Avenue, Causeway Bay
Hong Kong K3 00000

   RE: **Form 20-F for the fiscal year ended December 31, 2005**
      Filed June 19, 2006
      File No. 001-14396

Dear Mr. Lau:

   We have reviewed your supplemental response letter dated September 6, 2006 as well as your filings and have the following comments. As noted in our comment letter dated August 9, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the fiscal year ended December 31, 2005
2.17 Revenue Recognition, page F-14

1. We note that when explaining your accounting for sale of transponder capacity you state that the purchase agreement characteristics meet the definition of a sales-type lease contract under SFAS No. 13 "Accounting for Leases". However, you do not explain how recognizing revenue from sale-type leases on a straight-line basis over the design life of the satellite is in accordance with US GAAP, in particular with paragraph 17 of SFAS No. 13. Please explain to us how your current accounting for sales of transponder capacity is accordance with US GAAP and SFAS No. 13.

30. Commitments, page F-35

2. We note in your response to comment 6 that "the entire firm fixed price including performance incentive payment is capitalized in stages when each payment is made." We believe, for US GAAP reporting purposes, you should accrue satellite incentive payments at the end of the testing period. We consider satellite incentive payment

arrangements to be a form of deferred financing. Please revise your US GAAP policy accordingly or advise us.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlpage, Accountant Branch Chief, at (202) 551-3364 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director